# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Haemonetics Corporation, CIK 0000313143
CUSIP: 405024100
Title of class of securities: Common stock, $.01 par value per share
Address of issuer's principal executive offices: 125 SUMMER STREET, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001747888

## Reporting persons
- North Peak Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,882,037; sole dispositive power 488,458; shared dispositive power 1,882,037; aggregate amount beneficially owned 2,370,495 (5.1% of the class)
  Comment: The figures in Items 6, 8, and 9 include (1) 135,354 shares of Common stock, $.01 par value per share ("Common Stock") of Haemonetics Corporation (the "Issuer") held directly by North Peak Capital Partners, LP, (2) 993,566 shares of Common Stock held directly by North Peak Capital Partners II, LP, (3) 651,061 shares of Common Stock held directly by North Peak Capital Alpha Fund, LP and (4) 102,056 shares of Common Stock held directly by North Peak Capital Ultra Fund, LP.
  
  The figure in Item 11 is based upon 46,471,350 Common Stock of the Issuer outstanding as of January 30, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the reporting period ended December 27, 2025 filed with the U.S. Securities and Exchange Commission (the "Commission") on February 5, 2026.
- North Peak Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,882,037; sole dispositive power 0; shared dispositive power 1,882,037; aggregate amount beneficially owned 1,882,037 (4% of the class)
  Comment: The figures in Items 6, 8, and 9 include (1) 135,354 shares of Common Stock of the Issuer held directly by North Peak Capital Partners, LP, (2) 993,566 shares of Common Stock held directly by North Peak Capital Partners II, LP, (3) 651,061 shares of Common Stock held directly by North Peak Capital Alpha Fund, LP and (4) 102,056 shares of Common Stock held directly by North Peak Capital Ultra Fund, LP.
  
  The figure in Item 11 is based upon 46,471,350 Common Stock of the Issuer outstanding as of January 30, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the reporting period ended December 27, 2025, filed with the Commission on February 5, 2026.
- North Peak Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 135,354; sole dispositive power 0; shared dispositive power 135,354; aggregate amount beneficially owned 135,354 (0.3% of the class)
  Comment: The figure in Item 11 is based upon 46,471,350 Common Stock of the Issuer outstanding as of January 30, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the reporting period ended December 27, 2025, filed with the Commission on February 5, 2026.
- North Peak Capital Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 993,566; sole dispositive power 0; shared dispositive power 993,566; aggregate amount beneficially owned 993,566 (2.1% of the class)
  Comment: The figure in Item 11 is based upon 46,471,350 Common Stock of the Issuer outstanding as of January 30, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the reporting period ended December 27, 2025, filed with the Commission on February 5, 2026.
- North Peak Capital Alpha Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 651,061; sole dispositive power 0; shared dispositive power 651,061; aggregate amount beneficially owned 651,061 (1.4% of the class)
  Comment: The figure in Item 11 is based upon 46,471,350 Common Stock of the Issuer outstanding as of January 30, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the reporting period ended December 27, 2025, filed with the Commission on February 5, 2026.
- North Peak Capital Ultra Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 102,056; sole dispositive power 0; shared dispositive power 102,056; aggregate amount beneficially owned 102,056 (0.2% of the class)
  Comment: The figure in Item 11 is based upon 46,471,350 Common Stock of the Issuer outstanding as of January 30, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the reporting period ended December 27, 2025, filed with the Commission on February 5, 2026.
- Michael Kevin Kahan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,882,037; sole dispositive power 0; shared dispositive power 1,882,037; aggregate amount beneficially owned 1,882,037 (4% of the class)
  Comment: The figures in Items 6, 8, and 9 include (1) 135,354 shares of Common Stock of the Issuer held directly by North Peak Capital Partners, LP, (2) 993,566 shares of Common Stock held directly by North Peak Capital Partners II, LP, (3) 651,061 shares of Common Stock held directly by North Peak Capital Alpha Fund, LP and (4) 102,056 shares of Common Stock held directly by North Peak Capital Ultra Fund, LP.
  
  The figure in Item 11 is based upon 46,471,350 Common Stock of the Issuer outstanding as of January 30, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the reporting period ended December 27, 2025, filed with the Commission on February 5, 2026.
- Jeremy Steven Kahan: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,882,037; sole dispositive power 0; shared dispositive power 1,882,037; aggregate amount beneficially owned 1,882,037 (4% of the class)
  Comment: The figures in Items 6, 8, and 9 include (1) 135,354 shares of Common Stock of the Issuer held directly by North Peak Capital Partners, LP, (2) 993,566 shares of Common Stock held directly by North Peak Capital Partners II, LP, (3) 651,061 shares of Common Stock held directly by North Peak Capital Alpha Fund, LP and (4) 102,056 shares of Common Stock held directly by North Peak Capital Ultra Fund, LP.
  
  The figure in Item 11 is based upon 46,471,350 Common Stock of the Issuer outstanding as of January 30, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the reporting period ended December 27, 2025, filed with the Commission on February 5, 2026.

## Item 1. Issuer
Name of issuer: Haemonetics Corporation
Address of issuer's principal executive offices: 125 SUMMER STREET, BOSTON, MA, 02110

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of North Peak Capital Management, LLC, a Delaware limited liability company ("North Peak Management"), North Peak Capital GP, LLC, a Delaware limited liability company ("North Peak GP"), North Peak Capital Partners, LP, a Delaware limited partnership ("Fund I"), North Peak Capital Partners II, LP, a Delaware limited partnership ("Fund II"), North Peak Capital Alpha Fund, LP, a Delaware limited partnership ("Alpha Fund"), North Peak Capital Ultra Fund, LP, a Delaware limited partnership ("Ultra Fund"), Jeremy S. Kahan and Michael K. Kahan (each, a "Reporting Person" and collectively, the "Reporting Persons"). North Peak Management is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, each of Fund I, Fund II, Alpha Fund and Ultra Fund. North Peak Management is also an investment adviser to a separately managed account of an advisory client and may be deemed to beneficially own securities directly in such separately managed account, but North Peak Management does not have any voting authority with respect to any securities in such separately managed account. North Peak GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by, each of Fund I, Fund II, Alpha Fund and Ultra Fund. Messrs. Kahan are the co-managers of, and each may be deemed to indirectly beneficially own securities beneficially owned by, each of North Peak Management and North Peak GP. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held directly by the other Reporting Persons.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o North Peak Capital Management, LLC, 405 Lexington Avenue, Suite 5001, New York, NY 10174.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (filed herewith)

## Signatures
- North Peak Capital Management, LLC: /s/ Jeremy Kahan, Jeremy Kahan/Managing Member (03/03/2026)
- North Peak Capital GP, LLC: /s/ Jeremy Kahan, Jeremy Kahan/Manager (03/03/2026)
- North Peak Capital Partners, LP: /s/ Jeremy Kahan, Jeremy Kahan/Manager of North Peak Capital GP, LLC, its General Partner (03/03/2026)
- North Peak Capital Partners II, LP: /s/ Jeremy Kahan, Jeremy Kahan/Manager of North Peak Capital GP, LLC, its General Partner (03/03/2026)
- North Peak Capital Alpha Fund, LP: /s/ Jeremy Kahan, Jeremy Kahan/Manager of North Peak Capital GP, LLC, its General Partner (03/03/2026)
- North Peak Capital Ultra Fund, LP: /s/ Jeremy Kahan, Jeremy Kahan/Manager of North Peak Capital GP, LLC, its General Partner (03/03/2026)
- Michael Kevin Kahan: /s/ Michael Kahan, Michael Kahan (03/03/2026)
- Jeremy Steven Kahan: /s/ Jeremy Kahan, Jeremy Kahan (03/03/2026)